EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	September 30,	October 1,
	2005	2004
	(In millions, except ratios)
Earnings:
Net income	$50.3	$40.1
Plus: Income taxes	29.3	18.8
Fixed charges	8.7	7.7
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—

	$88.3	$66.6

Fixed Charges:
Interest expense	$6.4	$6.0
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	2.3	1.7

	$8.7	$7.7

Ratio of Earnings to Fixed Charges	10.15	8.65